================================================================================


                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549-1004

                                     FORM 11-K

        (Mark One)

    / X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
           OF 1934

      FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995       COMMISSION FILE NUMBER
                                                        1-9553

                                         OR

  / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934





                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
                         ------------------------------
                            (Full title of the plan)




                                   VIACOM INC
        ----------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)




                                  1515 BROADWAY
                            NEW YORK, NEW YORK 10036
                         ------------------------------
                    (Address of principal executive offices)

================================================================================

                           PARAMOUNT COMMUNICATIONS INC.
                              EMPLOYEES' SAVINGS PLAN

                                       INDEX


                                                                                            Page
                                                                                            ----

       (a)Financial Statements

            Report of Independent Accountants........................................    F-2
            Statement of Net Assets Available for Benefits, with Fund Information -
              December 31, 1995 and 1994.............................................    F-3 - F-4

            Statement of Changes In Net Assets Available for Benefits, with Fund
              Information -Years Ended December 31, 1995 and 1994...................     F-5 - F-6

            Notes to Financial Statements...........................................     F-7 - F-12

          Additional Information

            I - Item 27a - Schedule of Assets Held for Investment Purposes..........     S-1 - S-4
           II - Item 27a - Schedule of Assets Held for Investment Purposes
                 which were both Acquired and Disposed of within the Plan Year......     S-5 - S-11
          III - Item 27d - Schedule of Reportable Transactions......................     S-12


       (b)Exhibit

            I - Consent of Independent Accountants

       All other schedules are omitted as not applicable or not required.

                                     SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        PARAMOUNT COMMUNICATIONS INC.
                                        EMPLOYEES' SAVINGS PLAN

Date:  June 28, 1996                    By:  Marguerite Heilman
                                            ---------------------------
                                             Marguerite Heilman
                                               Member of the
                                            Retirement Committee

================================================================================

                   REPORT OF INDEPENDENT ACCOUNTANTS

June 28, 1996

To the Participants and Administrator
of the Paramount Communications Inc. Employees' Savings Plan

In our opinion, the financial statements in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Paramount Communications Inc. Employees' Savings Plan (the "Plan") at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
New York, New York


                                                                     PARAMOUNT COMMUNICATIONS INC.
                                                                        EMPLOYEES' SAVINGS PLAN
                                                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                           DECEMBER 31, 1995

                                                 EMPLOYER FUND                                             EMPLOYEE FUNDS
                                                 -------------        --------------------------------------------------------
                                                                                                                 INCOME
                                                   VIACOM INC.         VIACOM INC.            EQUITY           INVESTMENT
                                                   STOCK FUND          STOCK FUND             FUND               FUND
                                                   ----------          ----------             ----               ----
  Investments:
    Viacom Inc. Class B Common Stock...........   $ 126,888,892        $ 15,600,896
    Viacom Inc. 8% Subordinated
        Exchangeable Debentures due 2006.......           5,088
    Viacom Inc. Stock Warrants.................           1,934                  34
    Other......................................           3,142                 275     $      2,144,464      $ 111,077,527
    Participant loans receivable...............
                                               ----------------    ----------------     ----------------    ---------------
                                                    126,899,056          15,601,205            2,144,464        111,077,527

Employer contribution receivable...............         587,242
Employee contribution receivable...............                             226,444              548,194            868,731
Dividends and interest receivable..............             648                  20              119,365            560,569
Interfund receivables (payables), net..........       2,470,728          (1,923,406)          (1,607,529)        (1,691,748)
Receivable from brokers........................                                               63,122,134

Forfeitures....................................        (469,625)                                                   (94,490)
Payables to Prentice Hall Computer
        Publishing Division Retirement Plan....                                                  (26,206)          (12,660)
Payables to brokers............................                                                 (755,709)
                                               ----------------    ----------------     -----------------   ---------------

        NET ASSETS AVAILABLE FOR BENEFITS......   $ 129,488,049        $ 13,904,263     $     63,544,713      $ 110,707,929
                                                  =============        ============     ================      =============







                                                 ----------------------------------

                                                        BALANCED           CLEARING                               COMBINED
                                                          FUND               FUND              LOANS               FUNDS
                                                          ----               ----              -----               -----
  Investments:
    Viacom Inc. Class B Common Stock...........                                                              $     142,489,788
    Viacom Inc. 8% Subordinated
        Exchangeable Debentures due 2006.......                                                                          5,088
    Viacom Inc. Stock Warrants.................                                                                          1,968
    Other......................................    $     22,824,024    $      127,091                              136,176,523
    Participant loans receivable...............                                            $  12,394,732            12,394,732
                                                   ----------------    -------------       -------------    ------------------
                                                         22,824,024           127,091         12,394,732           291,068,099

Employer contribution receivable...............                                                                        587,242
Employee contribution receivable...............             166,553                                                  1,809,922
Dividends and interest receivable..............                  29            5,780                                   686,411
Interfund receivables (payables), net..........           2,592,595          159,360                                        --
Receivable from brokers........................                                                                     63,122,134

Forfeitures....................................                              564,115                                        --
Payables to Prentice Hall Computer
        Publishing Division Retirement Plan....                                                                        (38,866)
Payables to brokers............................                             (221,276)                                 (976,985)
                                                   ----------------    --------------    ---------------    -------------------

        NET ASSETS AVAILABLE FOR BENEFITS......      $    25,583,201   $     635,070        $ 12,394,732     $     356,257,957
                                                     ===============   =============        ============     =================








                                 See accompanying notes to the financial statements.



                                                                     PARAMOUNT COMMUNICATIONS INC.
                                                                        EMPLOYEES' SAVINGS PLAN
                                                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                           DECEMBER 31, 1994


                                             EMPLOYER FUND                                             EMPLOYEE FUNDS
                                             -------------        --------------------------------------------------------
                                                                                                             INCOME
                                               VIACOM INC.         VIACOM INC.           EQUITY            INVESTMENT
                                               STOCK FUND          STOCK FUND             FUND                FUND
                                               ----------          ----------             ----                ----
Investments:
    Viacom Inc. Class B Common Stock.........  $105,838,264      $    4,286,248
    Viacom Inc. 8% Subordinated
      Exchangeable Debentures due 2006.......    11,308,067           1,814,256
    Viacom Inc. Contingent Value Rights......     2,148,410             288,127
    Viacom Inc. Stock Warrants...............         6,309
    Other....................................    10,575,189           1,580,206          $52,516,408       $128,076,544
    Participant loans receivable.............
                                             --------------      --------------        -------------      -------------
                                                129,876,239           7,968,837           52,516,408        128,076,544

Employee contribution receivable.............                                                597,014          1,172,472
Dividends and interest receivable............       543,791              87,710              432,352            564,937
Interfund receivables (payables), net........       213,623            (201,160)             (22,179)           (77,150)

Forfeitures..................................      (260,300)                                                      3,249
Payables to Prentice Hall Computer
     Publishing Division Retirement Plan.....                                                (24,935)
Payables to brokers..........................    (3,271,984)                                 (13,000)
                                             ---------------     --------------        --------------     -------------

     NET ASSETS AVAILABLE FOR BENEFITS.......  $127,101,369      $    7,855,387          $53,485,660        $129,740,052
                                               ============      ==============          ===========        ============




                                                 BALANCED           CLEARING                               COMBINED
                                                   FUND               FUND              LOANS               FUNDS
                                                   ----               ----              -----               -----
Investments:
    Viacom Inc. Class B Common Stock.........                                                              $110,124,512
    Viacom Inc. 8% Subordinated
      Exchangeable Debentures due 2006.......                                                                13,122,323
    Viacom Inc. Contingent Value Rights......                                                                 2,436,537
    Viacom Inc. Stock Warrants...............                                                                     6,309
    Other....................................    $17,574,314         $724,346                               211,047,007
    Participant loans receivable.............                                         $13,074,397            13,074,397
                                                -------------       ----------         -----------        --------------
                                                  17,574,314          724,346          13,074,397           349,811,085

Employee contribution receivable.............        250,714                                                  2,020,200
Dividends and interest receivable............            103            3,359                                 1,632,252
Interfund receivables (payables), net........         86,866                                                         --

Forfeitures..................................                         257,051                                        --
Payables to Prentice Hall Computer
     Publishing Division Retirement Plan.....                                                                   (24,935)
Payables to brokers..........................                        (115,782)                               (3,400,766)
                                                -------------       -----------    ---------------        ---------------

     NET ASSETS AVAILABLE FOR BENEFITS.......    $17,911,997         $868,974        $ 13,074,397          $350,037,836
                                                 ===========       ==========        ============          ============







                                             See accompanying notes to the financial statements.

                                                                     PARAMOUNT COMMUNICATIONS INC.
                                                                        EMPLOYEES' SAVINGS PLAN
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                           DECEMBER 31, 1995


                                                    EMPLOYER FUND                                             EMPLOYEE FUNDS
                                                    -------------        --------------------------------------------------------
                                                                                                                    INCOME
                                                      VIACOM INC.         VIACOM INC.            EQUITY           INVESTMENT
                                                      STOCK FUND          STOCK FUND              FUND               FUND
                                                      ----------          ----------              ----               ----
Additions to net assets attributable to:
     Net investment income:
        Dividends on common stocks..............                                               $   1,466,973
        Interest income.........................           $700,468          $   218,331             101,370      $   7,299,189
        Administrative expenses.................
                                                    ---------------     ----------------    -----------------   ---------------
                                                            700,468              218,331           1,568,343          7,299,189
     Net realized gain on disposition
        of investments..........................          3,942,660            1,236,746          22,321,067
     Unrealized appreciation (depreciation) of
        investments.............................          7,791,924              542,399         (5,339,002)
     Contributions:
        Employer................................          8,877,670
        Employee................................                               1,792,158           7,249,863          9,571,135
        Rollovers from non-affiliated plans.....                                 244,757             472,463          1,343,476
                                                    ---------------     ----------------    -----------------   ---------------
                Total additions.................         21,312,722            4,034,391          26,272,734         18,213,800
Deductions from net assets attributable to:
    Benefits paid to participants...............        (15,933,357)          (4,642,341)         (8,801,590)       (24,704,571)
    Forfeitures.................................         (1,041,545)                (793)             24,935            (97,739)
    Asset transfers to non-affiliated plans.....         (6,003,526)            (797,815)         (2,116,098)        (2,806,333)
    Interfund transfers and loan activity, net..          4,052,386            7,455,434          (5,320,928)        (9,637,280)
                                                    ---------------     ----------------    -----------------   ---------------
                Total deductions................        (18,926,042)           2,014,485        (16,213,681)        (37,245,923)

                Net additions (deductions)......          2,386,680            6,048,876         10,059,053         (19,032,123)

Net assets available for benefits
    at beginning of year........................        127,101,369            7,855,387         53,485,660         129,740,052
                                                    ---------------     ----------------    -----------------   ---------------

Net assets available for benefits at end of year    $   129,488,049     $     13,904,263    $    63,544,713        $110,707,929
                                                    ===============     ================    =================   ===============


                                                       BALANCED           CLEARING                                  COMBINED
                                                         FUND               FUND              LOANS                  FUNDS
                                                         ----               ----              -----                  -----
Additions to net assets attributable to:
     Net investment income:
        Dividends on common stocks..............                                                               $      1,466,973
        Interest income.........................          $ 966,021          $ 56,646         $ 978,357              10,320,382
        Administrative expenses.................                             (717,220)                                 (717,220)
                                                     --------------    --------------    --------------       -----------------
                                                            966,021          (660,574)          978,357              11,070,135
     Net realized gain on disposition
        of investments..........................            139,219                                                  27,639,692
     Unrealized appreciation (depreciation) of
        investments.............................          3,955,555                                                   6,950,876
     Contributions:
        Employer................................                                                                      8,877,670
        Employee................................          2,760,091                                                  21,373,247
        Rollovers from non-affiliated plans.....            247,026                                                   2,307,722
                                                     --------------    --------------    --------------       -----------------
                Total additions.................          8,067,912          (660,574)          978,357              78,219,342
Deductions from net assets attributable to:
    Benefits paid to participants...............         (3,202,325)                         (2,173,753)            (59,457,937)
    Forfeitures.................................                            1,115,142                                      --
    Asset transfers to non-affiliated plans.....           (817,512)                                                (12,541,284)
    Interfund transfers and loan activity, net..          3,623,129          (688,472)          515,731                      --
                                                     --------------    --------------    --------------       -----------------
                Total deductions................           (396,708)          426,670        (1,658,022)            (71,999,221)

                Net additions (deductions)......          7,671,204          (233,904)         (679,665)              6,220,121

Net assets available for benefits
    at beginning of year........................         17,911,997           868,974        13,074,397             350,037,836
                                                     --------------    --------------    --------------       -----------------
Net assets available for benefits at end of year     $   25,583,201    $      635,070    $   12,394,732      $      356,257,957
                                                     ==============    ==============    ==============       =================

                          See accompanying notes to the financial statements.


                                                                     PARAMOUNT COMMUNICATIONS INC.
                                                                        EMPLOYEES' SAVINGS PLAN
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                           DECEMBER 31, 1994


                                                  EMPLOYER FUND                                             EMPLOYEE FUNDS
                                                  -------------        --------------------------------------------------------
                                                                                                                  INCOME
                                                    VIACOM INC.         VIACOM INC.            EQUITY           INVESTMENT
                                                     STOCK FUND          STOCK FUND             FUND               FUND
                                                     ----------          ----------             ----               ----
Additions to net assets attributable to:
     Net investment income:
        Dividends on common stocks.................                                           $   1,302,919
        Interest income............................  $     2,616,062         $   619,421            257,576      $   6,819,357
        Administrative expenses....................
                                                         -----------         -----------        ------------       ------------
                                                           2,616,062             619,421          1,560,495          6,819,357
Net realized gain on disposition
        of investments.............................       28,788,780          12,869,946
Unrealized depreciation of
        investments................................      (17,154,769)        (11,322,993)          (939,231)
Contributions:
        Employer...................................        8,705,966
        Employee...................................                            3,276,670          7,975,190          9,069,481
Rollovers from non-affiliated plans................                              619,552          2,020,298          3,896,045
Merger with Paramount Communications Inc.
     Employee Stock Ownership Plan.................       59,260,123
                                                        ------------   -----------------    ----------------    ---------------
                Total additions....................       82,216,162           6,062,596         10,616,752         19,784,883

Deductions from net assets attributable to:
    Benefits paid to participants..................      (14,339,108)         (4,464,643)        (5,991,538)       (19,294,240)
    Forfeitures....................................       (1,166,409)                                                   17,006
    Interfund transfers and loan activity, net.....           39,531         (21,588,656)         4,194,224         10,028,228
                                                         -----------      ---------------      -------------       -------------
                Total deductions...................      (15,465,986)        (26,053,299)        (1,797,314)        (9,249,006)

                Net additions (deductions).........       66,750,176         (19,990,703)         8,819,438         10,535,877

Net assets available for benefits
    at beginning of year...........................       60,351,193          27,846,090         44,666,222        119,204,175
                                                      ---------------- -----------------     --------------      -------------

Net assets available for benefits at end of year...     $127,101,369          $7,855,387        $53,485,660       $129,740,052
                                                        ============          ==========        ===========       ============


                                                           BALANCED           CLEARING                                COMBINED
                                                             FUND               FUND              LOANS                 FUNDS
                                                             ----               ----              -----                -----
Additions to net assets attributable to:
     Net investment income:
        Dividends on common stocks.................                                                              $    1,302,919
        Interest income............................    $      559,711      $    27,817       $   871,199             11,771,143
        Administrative expenses....................                           (833,195)                                (833,195)
                                                           ----------       -----------    -----------------        ------------
                                                              559,711         (805,378)          871,199             12,240,867
Net realized gain on disposition
        of investments.............................            14,143                                                41,672,869
Unrealized depreciation of
        investments................................          (473,683)                                              (29,890,676)
Contributions:
        Employer...................................                                                                   8,705,966
        Employee...................................         2,450,291                                                22,771,632
Rollovers from non-affiliated plans................         1,877,369                                                 8,413,264
Merger with Paramount Communications Inc.
     Employee Stock Ownership Plan.................                                                                  59,260,123
                                                     ----------------    ---------------   -------------      -----------------
                Total additions....................         4,427,831         (805,378)          871,199            123,174,045

Deductions from net assets attributable to:
    Benefits paid to participants..................        (1,693,299)                        (1,556,658)           (47,339,486)
    Forfeitures....................................                          1,149,403                                      --
    Interfund transfers and loan activity, net.....         5,929,607                          1,397,066                    --
                                                            ---------      -----------         ---------          -------------
                Total deductions...................         4,236,308        1,149,403          (159,592)           (47,339,486)

                Net additions (deductions).........         8,664,139          344,025           711,607             75,834,559

Net assets available for benefits
    at beginning of year...........................         9,247,858          524,949        12,362,790            274,203,277
                                                      ---------------    -------------       -----------         --------------

Net assets available for benefits at end of year...       $17,911,997       $  868,974       $13,074,397           $350,037,836
                                                          ===========       ==========        ==========           ============


                                                                   F-6





                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE A - PLAN DESCRIPTION

    The following is a brief description of the Paramount Communications Inc.
Employees' Savings Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan documents for more complete information regarding the Plan.

    The Plan is a defined contribution plan offered on a voluntary basis to substantially all employees of the former Paramount Communications Inc.
("Paramount"), excluding employees who are party to collective bargaining agreements. Eligible employees may become participants in the Plan following the earlier of the attainment of age 25 or the completion of one year of employment service, generally measured from the date of hire. Employees of Paramount Parks may become participants of the Plan following the attainment of age 21 and one-year of employment service. The Plan is subject to the Employee Retirement
Income Security Act of 1974, as amended ("ERISA") and is administered by the Retirement Committee appointed by the Board of Directors of the Company (as defined below).

    Paramount became a wholly-owned subsidiary of Viacom Inc. ("Viacom", collectively with Paramount the "Company" or "Employer") in July 1994 (the
"Merger"). In March 1994, pursuant to a tender offer for Paramount, all shares of Paramount common stock held by the Plan were tendered to Viacom. The Plan received cash of $107 per share for approximately one-half of the tendered shares and received certain securities of Viacom for its remaining shares of Paramount common stock upon completion of the Merger in July 1994. Effective
January 3, 1995, Paramount was merged into Viacom International Inc., a wholly-owned subsidiary of Viacom Inc., and Paramount ceased to exist as a separate corporate legal entity. Sponsorship of the Plan, was assumed by PCI's
Holdings Corporation, itself a wholly-owned subsidiary of Viacom International
Inc. Effective January 1, 1996, the Plan was merged into the Viacom Investment
Plan, and PCI Holdings Corporation ceased to exist as a legal entity. For this reason, the Form 5500 of the Plan for the year ended December 31, 1995, will list Viacom Inc., the sponsor of the Viacom Investment Plan, as the Plan
Sponsor.

     Included in the Viacom securities received by the Plan as part of the Merger consideration were certain contingent value rights ("CVRs") representing the right to receive cash or Viacom securities, at Viacom's option, based on the market value of Viacom Class B common stock during a one, two or three year period, at Viacom's option, following the merger. During May 1995, the CVRs held by the Plan were sold and the proceeds were invested in Viacom Class B
Common Stock.

    Effective July 1994, the Plan merged with the Paramount Communications Inc.
Employee Stock Ownership Plan (the "ESOP") and the assets and liabilities under the ESOP were transferred to the Viacom Inc. Stock Fund of the Plan. All participants of the ESOP became fully vested in the Plan as of July 7, 1994 and the ESOP`s terms are substantially equivalent to the Plan.

    Madison Square Garden and a division of Simon and Schuster were sold during 1995 and the related assets were transferred to new plans.

INVESTMENT PROGRAMS

    The investment programs of the Plan during the periods presented are as follows (See Note G):

      Participant contributions -- A Participant may contribute to the Plan from 1% to 12% of the Participant's base pay including certain commissions, subject to adjustment to comply with the Internal Revenue Code (the "Code"). A
Participant's contributions can be made with before-tax or after-tax dollars.
A Participant may change or suspend the amount of the Participant's contribution at any time effective as of the first day of any month; however, any suspension must be for a minimum of three months. Upon enrollment or re-enrollment, each Participant shall direct that the Participant's contributions be invested in one or more of the following investment options in increments of 10%:

    Viacom Inc. Stock Fund

    Contributions to this fund are invested in Viacom Inc. Class B Common Stock.
In addition, the fund holds all consideration received in exchange for shares of Paramount Common Stock as a result of the Merger. Prior to the Merger, the fund invested in Paramount common stock. Dividends received on Paramount common stock in the fund were



                                      F-7


                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

reinvested in Paramount common stock. Investments in the Viacom Inc. Stock Fund qualify as party-in-interest. Chemical Banking Corporation is the trustee of this fund. The fund is managed by the Retirement Committee.

    Equity Fund

    This fund is primarily invested in a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the performance of the Standard and Poor's 500 Stock Index (the "S&P
500"). The fund may purchase or sell individual securities or futures contracts on the S&P 500 or on a similarly broad index. Equity and market index call options may be written (sold) on the securities in the underlying portfolio but none of the optioned shares will be allowed to be called away. Bankers Trust
Company is the investment manager of this fund. Chemical Banking Corporation is the trustee of this fund.

    Income Investment Fund

    This fund is invested in fixed income securities issued by insurance companies, financial institutions and the U.S. Government and its agencies.
State Street Bank and Trust Company is the investment manager of this fund.
Chemical Banking Corporation is the trustee of this fund.

    Balanced Fund

    This fund, of which J.P. Morgan is the investment manager, invests in a balanced combination of a J.P. Morgan managed bond fund and an equity index fund. Chemical Banking Corporation is the trustee of this fund.

Such direction may be revised by the Participant quarterly.

       Employer contribution -- The Employer shall provide a matching contribution of 50% of the first 6% of each Participant's contribution. Employer contributions are invested in the Viacom Inc. Stock Fund. Participants who commenced employment prior to January 1, 1992 (April 1, 1991 for employees of the publishing operations) vest in the Employer contribution at a rate of 20% for each full year of service. Participants who commenced employment after December 31, 1991 (March 31, 1991 for employees of the publishing operations) vest in the Employer contribution after the completion of two full years of service at a rate of 33 1/3% for each of the next three full years of service.
Amounts which have been forfeited in accordance with provisions of the Plan may be used to defray administrative expenses or reduce future Employer contributions. Employer matching contributions of $1,041,545 and $1,166,409 during the years ended December 31, 1995 and December 31, 1994, respectively, were forfeited by terminating employees before those amounts became vested.

       Loan Provision -- The Plan permits a Participant to borrow funds from the Plan using a portion of the Participant's vested account balance as collateral.
All loans require approval by the Retirement Committee. Periodic payroll deductions are required to repay the loans on a level amortization basis. Loans involving the purchase of a primary residence may be for any length of time up to 25 years. Loans for any other reason must be repaid within five years. The interest rate on the loans will be determined by the Retirement Committee. In the event of the Participant's termination of employment with the Employer, the Participant may either repay the loan in full or have the loan balance deducted from the Participant account.

    The number of Participants in each fund as December 31, 1995 was as follows:

       Employer Fund
           Viacom Inc. Stock Fund...........................       9,924
       Employee Funds
           Viacom Inc. Stock Fund...........................       2,013
           Equity Fund......................................       5,574
           Income Investment Fund...........................       7,278
           Balanced Fund....................................       3,270



                                      F-8


                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

    The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many of the Participants participated in more than one fund.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accounting records of the Plan are maintained on an accrual basis.

    Investments are stated at aggregate current value. Investments in securities which are traded on national securities exchanges are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and ask prices. The Investment Pricing Department of the Trustee establishes current values for other investments which do not have an established market.

    All costs and expenses incurred with regard to the purchase, sale or transfer of investments are borne by the Plan. Expenses for administering the Plan may be paid by using Participants' forfeitures.

    Security transactions are recorded on the trade date.

    Unrealized appreciation (depreciation) of investments represents the change in the difference between current value and the cost of investments.

    Net realized gain (loss) on disposition of investments represents the difference between the proceeds received and the average cost of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend rate.

    From time to time certain funds of the Plan enter into certain Standard &
Poor's 500 index futures contracts. Gains and losses related to these contracts are calculated based upon the daily closing price of the futures contracts index.

NOTE C - INCOME TAX STATUS

    The Plan is exempt from federal income tax and the Participant will not be subject to federal income tax with respect to contributions made by the Employer to the Participant's account and any earnings thereon or earnings on all Participant contributions while such amounts are held in trust. The Plan, as amended through February 1, 1995, received a favorable determination letter from the Internal Revenue Service, dated August 11, 1995, with respect to the qualified status of the Plan under Section 401(a) of the Code and the tax-exempt status of the underlying trust under Section 501(a) of the Code. The Retirement
Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


                                      F-9


                          PARAMOUNT COMMUNICATIONS INC.

                             EMPLOYEES' SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE D - INVESTMENT IN SECURITIES

      The net realized gain on disposition of investments was computed as follows:


                                     Employer Fund                           Employee Funds
                                    -------------    ---------------------------------------------------------------------
                                                                                  Income
                                       Viacom Inc      Viacom Inc.   Equity      Investment    Balanced        Combined
                                    Stock Fund        Stock Fund      Fund          Fund         Fund           Funds
8ear ended December 31, 1995

  Proceeds .................        $ 49,932,106   $ 10,103,763   $118,249,693   $ 55,352,489   $ 11,585,491   $245,223,542
  Cost-average .............          45,989,446      8,867,017     95,928,626     55,352,489     11,446,272    217,583,850
                                    ------------   ------------   ------------   ------------   ------------   ------------
  Net realized gain ........        $  3,942,660   $  1,236,746   $ 22,321,067   $          0   $    139,219   $ 27,639,692
                                    ============   ============   ============   ============   ============   ============

Year ended December 31, 1994

  Proceeds .................        $162,158,533   $ 75,767,730   $ 18,774,097   $ 48,199,529   $ 13,160,726   $318,060,615
  Cost-average .............         133,369,753     62,897,784     18,774,097     48,199,529     13,146,583    276,387,746
                                    ------------   ------------   ------------   ------------   ------------   ------------
  Net realized gain ........        $ 28,788,780   $ 12,869,946   $         -0-  $         -0-  $     14,143   $ 41,672,869
                                    ============   ============   ============   ============   ============   ============


      The fair value of individual investments that represents 5% or more of the Plan's net assets are as follows:




                                                                   December 31
                                                      --------------------------------
                                                      1995                        1994
                                                      ----                        ----
Viacom Class B Common Stock ....................    $142,489,788                 $110,324,187
State Street Bank and Trust Company
      Government Short-Term Investment Fund ....            --                     44,651,600


The guaranteed investment contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. The Company does not expect any employer initiated events that may cause premature liquidation to a contract at market value. At December 31, 1995, the fair value of such assets in the aggregate was $100,881,271 with an average yield of 6.29%.
The return on assets for the year ended December 31, 1995 was 6.18%. The guaranteed investments contracts were transferred to the Viacom Investment Plan as part of the merger. (See Note G)



                                      F-10




                                            PARAMOUNT COMMUNICATIONS INC.
                                               EMPLOYEES' SAVINGS PLAN
                                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


    The Plan assigns units to Participants within each of the respective funds.
Total units, net asset value per unit and total net assets in each fund at December 31, 1995 and 1994 were as follows:

                                     Total           Net Asset       Total Net
          Fund                       Units        Value per Unit    Asset Value
- ------------------------------    -----------     --------------    ------------
December 31, 1995:
- -----------------
   Employer Fund:

     Viacom Inc. Stock Fund...     53,034,914         $2.44        $129,488,049
   Employee Funds:
     Viacom Inc. Stock Fund...     31,991,212          0.43          13,904,263
     Equity Fund..............     42,268,007          1.50          63,544,713
     Income Investment Fund...     89,997,390          1.23         110,707,929
     Balanced Fund............     21,635,133          1.18          25,583,201
   Clearing Fund..............                                          635,070
   Loans......................                                       12,394,732
                                                                     ----------
   Net assets available for benefits                               $356,257,957
                                                                   ============

December 31, 1994:
- -----------------
   Employer Fund:

     Viacom Inc. Stock Fund...     88,019,692         $1.44         $127,101,369
   Employee Funds:
     Viacom Inc. Stock Fund...      4,658,283          1.69            7,855,387
     Equity Fund..............     21,742,289          2.46           53,485,660
     Income Investment Fund...     69,914,718          1.86          129,740,052
     Balanced Fund............     16,807,797          1.07           17,911,997
   Clearing Fund..............                                           868,974
   Loans......................                                        13,074,397
                                                                      ----------
    Net assets available for benefits                               $350,037,836
                                                                    ============

NOTE E -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                 December 31, 1995       December 31, 1994
                                                                  -----------------       -----------------
Net assets available for benefits per the financial statements   $ 356,257,957            $ 350,037,836
Amounts allocated to withdrawing participants ................      (9,072,073)             (13,572,089)
                                                                 -------------            -------------
Net assets available for benefits per the Form 5500: .........   $ 347,185,884            $ 336,465,747
                                                                 =============            =============

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995:

Benefits paid to participants per the financial statements.......$   59,457,937
Less:  Amounts allocated to withdrawing participants at
December 31, 1994................................................   (13,572,089)
Add:  Amounts allocated to withdrawing participants at
December 31, 1995................................................     9,072,073
                                                                 --------------
Benefits paid to participants per the Form 5500..................$   54,957,921
                                                                 ==============

                          PARAMOUNT COMMUNICATIONS INC.
                             EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but are not yet paid as of that date.

NOTE F - TERMINATION PRIORITIES

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective interests in such net assets.

NOTE G - SUBSEQUENT EVENTS

Effective January 1, 1996, the Plan merged with and into the Viacom Investment Plan ("VIP"), a defined contribution plan sponsored by Viacom. The following paragraphs describe the significant effects of the merger with VIP.

Putnam Fiduciary Trust Company is the trustee and custodian of VIP assets. VIP participants have the option of investing their contributions or existing account balances among the following funds within the VIP: (1) Putnam Voyager Fund; (2) Putnam Investors Fund; (3) George Putnam Fund of Boston; (4) Capital Research EuroPacific Growth Fund; (5) Putnam Fund for Growth and Income; (6) Putnam Income Fund; (7) Certus Interest Income Fund; and (8) the Viacom Common Stock Fund. Each of the funds, except for the Certus Interest Income Fund, the Capital Research EuroPacific Growth Fund and the Viacom Common Stock Fund, are registered investment companies managed by Putnam Management Company, Inc. and therefore identified as a party-in-interest. The Certus Interest Income Fund, which is managed by Certus Financial Corporation, primarily invests in guaranteed investment contracts and bank investment contracts, some of which are created by way of the concurrent purchase of a bank guarantee contract and a United States government security. The Capital Research EuroPacific Growth Fund is a registered investment company managed by Capital Research and Management Company. Investment elections are required to be in multiples of 5% and can be changed at any time. The VIP is intended to meet the requirements of ERISA
Section 404 (c). Thus to the extent Participants exercise control over the investment of contributions, neither the VIP nor any VIP fiduciary will be responsible for any losses which may occur.

The VIP provides for Company matching contribution amounts equal to 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less as of a specified date (5% of annual compensation if base pay is greater than $65,000). Participants may contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to compliance with the Code limitations. The VIP's vesting schedule will be 20% per year of service, becoming fully vested after five years.

Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of participants' vested account balance or $50,000, reduced by the highest outstanding balance of any VIP loan made to the Participant during the twelve month period ending on the day before the loan is made.

                                                                                         Schedule I
                             PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               DECEMBER 31, 1995

                                                      (C) UNIT/PRINCIPAL
     (B)IDENTITY OF ISSUE, BORROWING LESSOR OR     AMOUNT/SHARES/MATURITY/
                  SIMILAR PARTY                          INTEREST RATES      (D) COST      (E) CURRENT VALUE
        --------------------------------------     -----------------------    -------       ----------------
    EMPLOYER FUND:
    VIACOM INC. STOCK FUND
*      Viacom Class B Common Stock                          2,678,393       $104,531,385       $126,888,892
*      Viacom Inc. 8% Subordinated Exchangeable
          Debentures due 7/7/2006 ....................              5              5,075              5,088
*      Viacom Inc. Warrants to purchase
          Class B Common Stock
            Expire 7/7/97 ............................            315                693                905
            Expire 7/7/99 ............................            187                622              1,029
*      Chemical Bank Short-Term
          Investment Fund ............................          3,142              3,142              3,142
                                                                            ------------       ------------
    TOTAL VIACOM INC. STOCK FUND-EMPLOYER ............                       104,540,917        126,899,056

    EMPLOYEE FUNDS:

    VIACOM INC. STOCK FUND

*      Viacom Class B Common Stock ...................        329,307        12,397,353         15,600,896
*      Viacom Inc. Warrants to purchase
        Class B Common Stock
        Expire 7/7/97 ................................              6                18                 17
        Expire 7/7/99 ................................              3                15                 17
*      Chemical Bank Short-Term
          Investment Fund ............................            275               275                275
                                                                            ------------       ------------
        TOTAL VIACOM INC. STOCK FUND-EMPLOYEE.........                       12,397,661         15,601,205


    EQUITY FUND
        TEMPORARY INVESTMENTS

        Bankers Trust United States
           Treasury Bills ............................      2,160,000         2,144,453          2,144,453

        Engelhard Corp................................              1                 9                 11
                                                                               ---------          ---------
           TOTAL EQUITY FUND .........................                        2,144,462          2,144,464

    *Identified as a party-in-interest to the Plan

                                                                                         Schedule I
                             PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               DECEMBER 31, 1995

                                                                        (C) UNIT/PRINCIPAL
     (B)IDENTITY OF ISSUE, BORROWING LESSOR OR                       AMOUNT/SHARES/MATURITY/
                  SIMILAR PARTY                                            INTEREST RATES            (D) COST      (E) CURRENT VALUE
        --------------------------------------                       -----------------------          -------       ----------------
INCOME INVESTMENT FUND
      TEMPORARY INVESTMENTS
          State Street Bank & Trust Company
             Government Short-Term
             Investment Fund ............................................       9,279,029           9,279,029         9,279,029
          State Street Bank & Trust Company
          Segregated Balance To Be Invested
          In Contract ...................................................                           3,655,380         3,655,380
                                                                                                   ----------        ----------
          TOTAL TEMPORARY INVESTMENTS ...................................                          12,934,409        12,934,409

      GUARANTEED INVESTMENT CONTRACTS

          Bankers Trust Company
             4.869%; interest and principal due
             monthly commencing November 15,
             1995; final payment due
             November 15, 1997 ..........................................       9,989,712           9,989,712         9,989,712

          Bankers Trust Company
             6.45%; interest and principal due
             December 31, 1996 ..........................................       6,340,193           6,340,193         6,340,193

          J.P. Morgan
             5.329%; interest and principal due
             semi-annually commencing July 15, 1996;
             final payment due January 15, 1999 .........................      11,397,369          11,397,369        11,397,369

          Principal Mutual Life Insurance Co. ...........................
             9.04%; interest and principal due
             September 30, 1996 .........................................       1,839,381           1,839,381         1,839,381

          Principal Mutual Life Insurance Co. ...........................
             8.10%; interest and principal due
             June 30, 1996 ..............................................       1,816,816           1,816,816         1,816,816

          Prudential Insurance Company of America
             7.62%; interest and principal due
             December 31, 1995 ..........................................       1,332,027           1,332,027         1,332,027

          Prudential Insurance Company of America
             8.72%; interest and principal
             due March 31, 1994 and
             December 31, 1995 ..........................................       1,899,233           1,899,233         1,899,233

          Rabobank of the Netherlands 5.6% ..............................       8,756,369           8,756,369         8,756,369

                                                                       S-2

                                                                                                                         SCHEDULE I

                            PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               DECEMBER 31, 1995

     (B)IDENTITY OF ISSUE, BORROWING LESSOR OR                          AMOUNT/SHARES/MATURITY/
                  SIMILAR PARTY                                               INTEREST RATES           (D) COST    (E) CURRENT VALUE
        --------------------------------------                          -----------------------         -------     ----------------
    Providan Capital Management
    7.26% ; interest and prinicipal due
    March 31, 1997 and 1999 .....................................................        6,318,374        6,318,374        6,318,374

    CDC Investment Management Corp.
    7.21% ; interest and principal due quarterly
    commencing April 25, 1995; final payment due
    October 25, 2000 ............................................................        6,492,603        6,492,603        6,492,603

    Providian Capital Management
    7.30% ; interest and principal due
    December 31,1997 and 1998
    and June 30, 1999 ...........................................................        6,298,250        6,298,250        6,298,250

    New York Life
    7.18%; interest and principal due
    April 1, 1996 and March 31, 2000.............................................        6,273,164        6,273,164        6,273,164

    CDC Investment Management Corp.
    6.88%; interest and principal due
    quarterly commencing August 1, 1995;
    final payment due February 1, 1999
    and May 3, 1999 .............................................................        7,547,955        7,547,955        7,547,955

    New York Life
    7.45%; interest and principal due
    September 30, 1997, 1998 and 1999............................................        6,332,843        6,332,843        6,332,843

    New York Life
    6%; interest and principal due
    September 30, 1997,
    March 31, 1998 and 1999 .....................................................        5,053,619        5,053,619        5,053,619

    Union Bank of Switzerland
    4.945%; interest and principal due
    November 15, 1996 and January 15, 1998 ......................................       10,455,210       10,455,210       10,455,210
                                                                                                        -----------      -----------
    TOTAL GUARANTEED INVESTMENT
       CONTRACTS ................................................................                        98,143,118       98,143,118
                                                                                                        -----------      -----------

TOTAL INCOME INVESTMENT FUND ....................................................                       111,077,527      111,077,527



                                                                 S-3

                                                                                                                         SCHEDULE I
                            PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               DECEMBER 31, 1995

                                                                         (C) UNIT/PRINCIPAL
     (B)IDENTITY OF ISSUE, BORROWING LESSOR OR                          AMOUNT/SHARES/MATURITY/
                  SIMILAR PARTY                                               INTEREST RATES           (D) COST    (E) CURRENT VALUE
        --------------------------------------                          -----------------------         -------     ----------------
BALANCED FUND

*  Chemical Bank Short-Term
       Investment Fund ........................................                    115                    115                    115
   J.P. Morgan Investment Management Inc.
       Liquidity Fund .........................................                  2,534              2,534,266              2,534,266
       Managed Bond Fund ......................................                 64,463              9,194,201             12,502,083
       Research Enhanced Index Fund ...........................                 55,812              7,390,428              7,787,560
                                                                                                 ------------           ------------
          TOTAL BALANCED FUND .................................                                    19,119,010             22,824,024

CLEARING FUND
*  Chemical Bank Short-Term
       Investment Fund ........................................                127,091                127,091                127,091
                                                                                                 ------------           ------------

PARTICIPANT LOANS RECEIVABLE ..................................                                                           12,394,732
                                                                                                                          ----------

                  TOTAL INVESTMENTS ...........................                                  $249,406,668           $291,068,099
                                                                                                 ============           ============




           *Identified as a party-in-interest to the Plan.


                                                                                                                        SCHEDULE II

                                        PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                     ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                                                    YEAR ENDED DECEMBER 31, 1995

                                                                       (b)Unit/Principal
               (a)  Identity of issue, borrowing lessor or          Amount/Shares/Maturity/     (c) Cost of         (d) Proceeds of
                      similar party                                      Interest Rates         acquisitions         Dispositions
                     --------------                                      --------------        --------------        ------------
EMPLOYER FUND:
VIACOM INC. STOCK FUND
Chemical Bank Short-Term Investment Fund ......................             32,487,688            $32,487,688            $32,487,688

State Street Bank
      Short-Term Investment Fund ..............................                 90,672                 90,672                 90,672
State Street Bank Warrants ....................................                 11,234                 11,234                 11,234

Viacom Inc. Class B Common Stock ..............................                495,324             23,300,041             22,927,541


EMPLOYEE FUNDS:
VIACOM INC. STOCK FUND
Chemical Bank Short-Term  Investment Fund .....................                563,561                563,561                563,561

State Street Bank
      Short-term Investment Fund ..............................                     14                     14                     14

State Street Bank Warrants ....................................                    734                    734                    734

Viacom Inc. Class B Common Stock ..............................                 12,657                630,554                603,687





                                                                                                                        SCHEDULE II

                                        PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                     ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                                                    YEAR ENDED DECEMBER 31, 1995

                                                                       (b)Unit/Principal
               (a)  Identity of issue, borrowing lessor or          Amount/Shares/Maturity/     (c) Cost of         (d) Proceeds of
                      similar party                                      Interest Rates         acquisitions         Dispositions
                     --------------                                      --------------        --------------        ------------
EQUITY FUND
Bankers Trust Pyramid Discretionary Cash Fund ....................            11,296,442            11,296,442            11,296,442
Abbott Labs ......................................................                   400                14,012                15,980
Aetna Life & Gas Co. .............................................                   300                15,984                21,102
Albertsons Inc. ..................................................                   100                 3,078                 3,211
Allied Signal Inc. ...............................................                   100                 3,841                 4,689
Allstate Corp. ...................................................                   800                25,116                32,832
Alltel Corp. .....................................................                 2,500                70,700                71,475
Aluminum Co. America .............................................                   400                24,287                19,828
Alza Corp. .......................................................                   600                13,743                14,760
American Brands Inc. .............................................                   800                29,824                35,384
American Electric Pwr Inc. .......................................                   100                 3,478                 4,004
American Express Co. .............................................                   800                30,199                32,264
American Greetings Corp. .........................................                   100                 2,916                 2,746
American Home Products Corp. .....................................                   200                14,356                18,426
American International Group Inc. ................................                   500                46,090                47,285
American Stores Co. ..............................................                   400                10,012                10,568
Ameritech Corp. ..................................................                   500                21,328                28,620
Amgen Inc. .......................................................                   300                19,734                18,057
Amoco Corp. ......................................................                   500                30,328                34,825
Andrew Corp. .....................................................                   100                 5,628                 3,759
Anheuser Busch Co's Inc. .........................................                   100                 5,691                 6,478
Apple Computer ...................................................                   400                 4,178                13,676
Applied Materials Inc. ...........................................                 1,800               105,128                86,670
Archer Daniels Midland Co. .......................................                   500                 9,390                 8,990
AT & T Corp. .....................................................                 2,000               109,610               126,680
Atlantic Richfield Co. ...........................................                   100                10,978                11,164
Avon Products Inc. ...............................................                   200                11,506                14,968
Bank Boston Corp. ................................................                   400                12,262                18,192




                                                                                                                        SCHEDULE II

                                        PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                     ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                                                    YEAR ENDED DECEMBER 31, 1995

                                                                       (b)Unit/Principal
               (a)  Identity of issue, borrowing lessor or          Amount/Shares/Maturity/     (c) Cost of          (d) Proceeds of
                      similar party                                      Interest Rates         acquisitions            Dispositions
                     --------------                                      --------------        --------------           ------------
Bank of New York Inc. ............................................                 2,500                83,480               121,084
Bankamerica Corp. ................................................                   100                 4,778                 6,285
Barrick Gold Corp. ...............................................                   600                13,293                15,564
Bausch & Lomb Inc. ...............................................                   100                 3,341                 3,934
Baxter International Inc. ........................................                   100                 3,166                 3,984
Bell Atlantic Corp. ..............................................                   500                26,828                33,055
Biomet Inc. ......................................................                 1,000                16,655                17,710
Boeing Co. .......................................................                   800                46,112                58,904
Boston Scientific Corp. ..........................................                 1,700                37,057                79,645
Bristol Myers Squibb Co. .........................................                   800                51,524                66,320
Browning Ferris Inds Inc. ........................................                   400                12,612                11,548
Cabletron Sys Inc. ...............................................                   900                47,165                70,956
Caterpillar Inc. .................................................                   400                23,025                23,792
Chase Manhattan Corp. ............................................                   400                18,787                22,796
Chemical Banking Corp. ...........................................                   500                29,265                28,320
Chevron Corp. ....................................................                   300                14,072                15,537
Chrysler Corp. ...................................................                 2,500               128,600               129,925
Cigna Corp. ......................................................                   500                37,640                52,660
Cisco System Inc. ................................................                 1,400                60,780                94,766
Citicorp .........................................................                 1,300                72,152                82,030
Clark Equip Co. ..................................................                   500                27,827                43,000
Coca Cola Co. ....................................................                 1,800               103,716               130,644
Colgate Palmolive Co. ............................................                   100                 6,328                 7,107
Columbia/HCA Healthcare Corp. ....................................                 1,700                72,501                84,609
Comcast Corp. ....................................................                   400                 6,412                 7,316
Compaq Computer Corp. ............................................                   500                17,953                23,810
Computer Assoc International Inc. ................................                   100                 5,766                 5,871
Conagra Inc. .....................................................                   300                 9,984                12,012
Conrail Inc. .....................................................                   100                 5,653                 6,468
Cooper Inds Inc. .................................................                   300                11,634                10,944
Corning Inc. .....................................................                   300                 9,722                 9,159
CSX Corp. ........................................................                   100                 7,741                 4,658
CUC International Inc. ...........................................                 1,400                57,267                57,267
Delta Air Lines Inc. .............................................                   300                17,259                21,645
Dominion Res Inc. ................................................                   600                23,343                24,804




                                                                                                                        SCHEDULE II

                                        PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                     ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                                                    YEAR ENDED DECEMBER 31, 1995

                                                                       (b)Unit/Principal
               (a)  Identity of issue, borrowing lessor or          Amount/Shares/Maturity/     (c) Cost of          (d) Proceeds of
                      similar party                                      Interest Rates         acquisitions            Dispositions
                     --------------                                      --------------        --------------           ------------
Dow Chemical Co. .................................................                   600                42,318                41,802
Dresser Inds Inc. ................................................                   200                 4,181                 4,834
DSC Communications Corp. .........................................                   400                22,562                14,692
Du Pont ..........................................................                   500                28,465                33,710
Dun & Bradstreet Corp. ...........................................                   200                10,256                12,768
Eastman Kodak Co. ................................................                   700                37,121                46,046
Eaton Corp. ......................................................                   100                 4,853                 5,372
Emerson Electric Co. .............................................                   100                 6,578                 7,818
Enron Corp. ......................................................                   300                 9,759                11,298
Exxon Corp. ......................................................                 1,500               101,170               120,240
Federal Home Ln Mtg Corp. ........................................                   400                23,562                32,328
Federal National Mortgage Assn. Co. ..............................                   200                18,219                24,130
First Bank Sys Inc. ..............................................                 1,500                77,301                75,135
First Data Corp. .................................................                   700                40,009                44,345
Fluor Corp. ......................................................                   100                 4,841                 6,523
Ford Motor Co. ...................................................                 3,200                95,171                91,744
FPL Group Inc. ...................................................                   200                 7,206                 8,940
Freeport-McMoran Copper & Gold Inc. ..............................                 2,400                64,248                66,120
General Electric Co. .............................................                 2,500               142,488               173,125
General Mills Inc. ...............................................                   200                12,056                11,274
General Motors Corp. .............................................                 1,600                70,672                79,456
General Pub Utilities Corp. ......................................                 2,300                70,219                77,119
General Re Corp. .................................................                   100                13,028                15,045
Georgia Pac. Corp. ...............................................                   100                 7,878                 7,024
Gillette Co. .....................................................                   200                12,519                10,724
Grainger W W Inc. ................................................                   200                12,531                13,168
GTE Corp. ........................................................                 1,300                46,477                55,224
H & R Block Inc. .................................................                   100                 3,616                 4,072
Hallburton Co. ...................................................                   100                 3,716                 5,022
H J Heinz Co. ....................................................                   200                 7,981                 6,782
Hewlett Packard Co. ..............................................                   600                60,056                50,274
Home Depot Inc. ..................................................                   900                40,527                42,453
Homestake Mng Co. ................................................                   200                 3,181                 3,106
Honeywell Inc. ...................................................                   300                11,372                13,797
Houston Inds Inc. ................................................                   200                 8,156                 4,806


                                                                S-8






                                                                                                                        SCHEDULE II

                                        PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                     ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                                                    YEAR ENDED DECEMBER 31, 1995



                                                                       (b)Unit/Principal
               (a)  Identity of issue, borrowing lessor or          Amount/Shares/Maturity/     (c) Cost of          (d) Proceeds of
                      similar party                                      Interest Rates         acquisitions            Dispositions
                     ------------------------------------                --------------        --------------           ------------
IBM Corp.................................................                     800                  66,387                  72,976
Inco Ltd.................................................                     300                   8,447                   9,837
Intel Corp...............................................                   1,100                  81,633                  67,705
Intergraph Corp..........................................                   1,700                  22,364                  27,166
International Paper Co...................................                     200                  15,631                   7,956
J C Penny Inc............................................                     200                   8,581                   9,406
Johnson & Johnson........................................                     800                  45,624                  66,400
Kellogg Co...............................................                     600                  32,568                  44,994
Kroger Co................................................                     300                   7,997                  11,166
Laidlaw Inc..............................................                   2,600                  22,828                  26,260
Lockheed Martin Corp.....................................                   3,393                 105,183                  105,183
Loews Corp...............................................                     800                  93,624                  93,624
Lotus Dev Corp...........................................                     300                  13,359                  19,200
McDonalds Corp...........................................                   1,000                  34,293                  43,890
MCI Communications Corp..................................                   2,000                  45,460                  50,760
Mellon Bank Corp.........................................                     200                   7,856                  10,518
Merck & Co. Inc..........................................                   1,700                  79,289                  106,267
Micron Technology Inc....................................                     300                  18,159                  13,221
Microsoft Corp...........................................                   1,200                  84,799                  104,496
Minnesota Mng & Mfg Co...................................                     700                  38,046                  44,338
Mobil Corp...............................................                     400                  35,612                  44,396
Monsanto Co..............................................                     100                   7,941                   1,155
Morgan JP & Co. Inc......................................                     100                   6,291                   7,805
Morgan Stanley Group Inc.................................                     900                  89,672                  72,871
Morton International Inc.................................                     400                  11,862                  13,888
Motorola Inc.............................................                   1,500                  91,133                  87,195
National Semiconductor Corp..............................                     100                   1,766                   2,476
Nationsbank..............................................                     300                  15,384                  19,752
Newmount Mng Corp........................................                     100                   3,703                   4,539
Northern Telecom Ltd. ...................................                     700                  24,521                  30,485
Novell Inc...............................................                   1,700                  35,089                  26,996
Nucor Corp...............................................                     100                   5,353                   5,452
Oracle Corp..............................................                     700                  23,196                  29,624
Panhandle Eastn Corp.....................................                     600                  13,368                  16,560
Parker Hannifin Corp.....................................                     100                   4,716                   3,378
PepsiCo Inc..............................................                   1,200                  51,840                  65,064




                                                                                                                        SCHEDULE II

                                        PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                     ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                                                    YEAR ENDED DECEMBER 31, 1995

                                                                       (b)Unit/Principal
               (a)  Identity of issue, borrowing lessor or          Amount/Shares/Maturity/     (c) Cost of          (d) Proceeds of
                      similar party                                      Interest Rates         acquisitions            Dispositions
                     --------------                                      --------------        --------------           ------------
Pfizer Inc. ...................................................                    400                 32,962                 25,712
Phelps Dodge Corp. ............................................                    100                  5,491                  5,916
Philip Morris Cos Inc. ........................................                    700                 50,371                 61,565
Placer Dome Inc. ..............................................                    100                  2,066                  2,447
PPG Inds Inc. .................................................                    900                 33,890                 40,230
Premark International Inc. ....................................                    100                  4,316                  5,033
Proctor & Gamble Co. ..........................................                  1,100                 77,146                 89,265
Quaker Oats Co. ...............................................                    100                  3,341                  3,425
R R Donnelley & Sons Co. ......................................                    500                 16,828                 19,330
Raytheon Co. ..................................................                    100                  7,066                  4,817
Republic NY Corp. .............................................                    500                 27,948                 31,239
Royal Dutch Pete Co. ..........................................                    600                 71,718                 82,872
Sara Lee Corp. ................................................                    300                  7,809                  9,354
SCECORP .......................................................                    200                  3,331                  3,458
Schering Plough Corp. .........................................                    300                 23,222                 16,413
Schlumberger Ltd ..............................................                    300                 18,097                 20,517
Scott Paper Co. ...............................................                    100                  7,878                  6,289
Seagram Ltd. ..................................................                    800                 24,324                 27,752
Sears Roebuck & Co. ...........................................                    900                 43,565                 35,406
Shawmut National Corp. ........................................                    700                 22,246                 18,438
Silicon Graphics Inc. .........................................                  2,700                 93,231                 82,377
Southern Co. ..................................................                    400                  8,262                  9,584
Southwest Airlines Co. ........................................                    200                  3,556                  4,578
Sprint Corp. ..................................................                    700                 21,021                 26,852
Stone Container Corp. .........................................                    600                 14,493                  9,306
Sun Microsystems ..............................................                    500                 16,890                 22,465
Suntrust Banks Inc. ...........................................                    400                 21,487                 27,236
Sysco Corp. ...................................................                    100                  2,866                  3,191
Tandy Corp. ...................................................                    100                  4,641                  4,117
Tele Communications Inc. ......................................                    800                 18,824                 16,064
Tellabs Inc. ..................................................                    900                 39,843                 34,182
Tenneco Inc. ..................................................                    400                 17,912                 19,364
Texas Instruments Inc. ........................................                    600                 49,918                 36,180
Texas Utilitis Co. ............................................                    200                  6,606                  7,852
Texco Inc. ....................................................                    200                 12,806                 15,252
Time Warner Inc. ..............................................                    200                  7,806                  7,596
Toys R US Inc. ................................................                    200                  5,831                  4,606





                                                                                                                        SCHEDULE II

                                        PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                     ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                                                    YEAR ENDED DECEMBER 31, 1995



                                                                       (b)Unit/Principal
               (a)  Identity of issue, borrowing lessor or          Amount/Shares/Maturity/     (c) Cost of          (d) Proceeds of
                      similar party                                      Interest Rates         acquisitions            Dispositions
                     --------------                                      --------------        --------------           ------------
Travelers Group Inc. .............................................                   600                23,718                34,620
TRW Inc. .........................................................                   200                13,356                15,382
Unical Corp. .....................................................                   500                14,140                14,840
Unicom Corp. .....................................................                   600                15,618                19,524
Union Pac Corp. ..................................................                   200                12,031                12,846
United Healthcare Corp. ..........................................                   600                27,993                35,232
Upjohn Co. .......................................................                   100                 3,416                 4,522
US Healthcare Inc. ...............................................                   200                 8,806                 8,612
US West Inc. .....................................................                   300                12,359                10,896
Usx-US Steel Group ...............................................                   100                 3,453                 3,060
Viacom Inc. ......................................................                 1,400                67,117                66,486
Wal Mart Stores Inc. .............................................                 2,200                52,041                50,534
Walt Disney Co. ..................................................                   800                44,474                47,592
Warner Lambert Co. ...............................................                   100                 7,653                 9,167
Weyerhaeuser Co. .................................................                   100                 4,228                 4,384
Willamette Inds Inc. .............................................                   600                40,968                33,438
WMX Technologies Inc. ............................................                                      26,955                28,590
                                                                                                                               1,000

BALANCED FUND

Chemical Bank Short-Term Investment Fund .........................             5,215,413             5,215,413             5,215,413


Treasury Bonds 8.5% 2/15/2020 ....................................                   100               118,344               125,109
Treasury Bonds 7.5% 11/15/2001 ...................................                   114               123,441               123,236

J.P. Morgan Investment Management Inc. ...........................
     Liquidity Fund ..............................................                 3,694             3,691,913             3,694,828
     Managed Bond Fund ...........................................                 1,726               219,811               221,677




                                        PARAMOUNT COMMUNICATIONS INC. EMPLOYEES' SAVINGS PLAN
                                           ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    YEAR ENDED DECEMBER 31, 1995


                                         (Description of Asset                                                    Current Value
                                         Including Interest Rate                                                    of Asset on
                                         and Maturity in             Trans-   Purchase    Selling     Cost of       Transaction
     Identify of Party Involved          Case Of Loan)               Action     Price      Price       Asset           Date
     --------------------------          -------------               ------     -----      -----       -----           ----

SINGLE TRANSACTION:
- ------------------

State Street Bank
  Short-Term Investment Fund ..........  Purchase of participation        1  $46,456,974

State Street Bank
Government Short-Term
  Investment Fund .....................  Sale of participation            1               $46,455,600  $46,455,600  $46,455,600

Bankers Trust Pyramid Discretionary
  Cash Fund ...........................  Purchase of participation        1  $36,238,565
                                         Sale of participation            1               $35,764,855  $35,764,855  $35,764,855
SERIES TRANSACTIONS:

Chemical Bank Short-Term
  Investment Fund .....................  Purchase of participation      311  $75,138,267
                                         Sale of participation          281               $78,428,211  $78,428,211  $78,428,211

State Street Bank
  Short-Term Investment Fund ..........  Purchase of participation       87  $84,420,104
                                         Sale of participation           45               $75,141,075  $75,141,075  $75,141,075

State Street Bank
  Government Short-term
  Investment Fund .....................  Sale of participation            4              $48,604,600  $48,604,600  $48,604,600

Bankers Trust Pyramid Discretionary
  Cash Fund ...........................  Purchase of participation      157  $62,309,616
                                         Sale of participation           96               $66,121,372  $66,121,372  $66,121,372

Viacom Inc. Class B Common
  Stock ...............................  Purchase of 886,886 shares      64  $41,876,330
                                         Sale of 514,281 shares          77               $23,830,441  $21,120,401  $23,830,441


                                                                            Net Cain
     Identify of Party Involved                                             or (Loss)
     --------------------------                                             ---------

SINGLE TRANSACTION:
- ------------------

State Street Bank
  Short-Term Investment Fund ..........  Purchase of participation

State Street Bank
Government Short-Term
  Investment Fund .....................  Sale of participation

Bankers Trust Pyramid Discretionary
  Cash Fund ...........................  Purchase of participation
                                         Sale of participation
SERIES TRANSACTIONS:

Chemical Bank Short-Term
  Investment Fund .....................  Purchase of participation
                                         Sale of participation

State Street Bank
  Short-Term Investment Fund ..........  Purchase of participation
                                         Sale of participation

State Street Bank
  Government Short-term
  Investment Fund .....................  Sale of participation

Bankers Trust Pyramid Discretionary
  Cash Fund ...........................  Purchase of participation
                                         Sale of participation

Viacom Inc. Class B Common
  Stock ...............................  Purchase of 886,886 shares
                                         Sale of 514,281 shares             $ 2,710,040


                                                                 S-12


                                                          Exhibit I

                      CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statements on Form S-8 (Nos. 33-60943, 33-41934, 33-56088, 33-59049, 33-59141, 33-55173 and 33-55709) of Viacom Inc. of
our report dated June 28, 1996, relating to the financial statements and schedules of the Paramount Communications Inc. Employees' Savings Plan appearing on page F-2 of this Form 11-K.



PRICE WATERHOUSE LLP



New York, New York
June 28, 1996